FORM 5

[    ] Check  this box if no longer  subject  to  Section  16.  Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[    ] Form 3 Holdings Reported

[    ] Form 4 Transactions Reported

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

             ANNUAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


1.   Name and Address of Reporting Person

     (Last)                        (First)                     (Middle)
      Schlesinger                   James                         R.


     (Street)                      (City)              (State)          (Zip)
     5555 San Felipe, Suite 1700   Houston             Texas            77056


2.   Issuer Name and Ticker or Trading Symbol

     Seven Seas Petroleum Inc. (SEV)

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



4.   Statement for Month/Year

     12/31/2001

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person(s) to Issuer

              (Check all applicable)

     [ X ]  Director                                [   ]  10% Owner
     [   ]  Officer (give title below)              [   ]  Other (specify below)


7.   Individual or Joint/Group Reporting

              (Check applicable line)

     [ X ]  Form Filed by One Reporting Person

     [   ]  Form Filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)

2.   Transaction Date (Month/Day/Year)

3.   Transaction Code (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Amount                        (A) or (D)                       Price



5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

7.   Nature of Indirect Beneficial Ownership (Instr. 4)


 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)

     (a)      Stock Option (Right to Buy)
     (b)      Stock Option (Right to Buy)
     (c)      Stock Option (Right to Buy)
     (d)      Stock Option (Right to Buy)
     (e)      Stock Option (Right to Buy)
     (f)      Series A Warrants

2.   Conversion or Exercise Price of Derivative Security

     (a)      $3.10
     (b)      $2.39
     (c)      $1.50
     (d)      $2.14
     (e)      $2.79
     (f)      $1.78

3.   Transaction Date (Month/Day/Year)

     (a)      03/31/01
     (b)      06/30/01
     (c)      09/30/01
     (d)      12/31/01
     (e)      07/11/01
     (f)      12/14/01

4.   Transaction Code (Instr. 8)

     (a)      A
     (b)      A
     (c)      A
     (d)      A
     (e)      A
     (f)      A


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     (A)                  (D)
     (a) 5,422
     (b) 5,422
     (c) 5,422
     (d) 5,422
     (e) 20,000
     (f) 2,400


6.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable               Expiration Date
     (a) (1)                        (a) 07/30/06
     (b) (1)                        (b) 07/30/06
     (c) (1)                        (c) 07/30/06
     (d) (1)                        (d) 07/30/06
     (e) (1)                        (e) 07/11/11
     (f) (4)                        (f) 06/30/08



7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

     Title                   Amount or Number of Shares
     (a) Common Stock        (a) 5,422
     (b) Common Stock        (b) 5,422
     (c) Common Stock        (c) 5,422
     (d) Common Stock        (d) 5,422
     (e) Common Stock        (e) 20,000
     (f) Common Stock        (f) 134,608



8.   Price of Derivative Security (Instr. 5)

     (a) (2)
     (b) (2)
     (c) (2)
     (d) (2)
     (e) (3)
     (f) (5)


9.   Number of Derivative  Securities  Beneficially Owned at End of Year (Instr.
     4)

     (a) 5,422
     (b) 5,422
     (c) 5,422
     (d) 5,422
     (e) 20,000
     (f) 2,400



10.  Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

     (a) D
     (b) D
     (c) D
     (d) D
     (e) D
     (f) D


11.  Nature of Indirect Beneficial Ownership (Instr. 4)




Explanation of Responses:

(1)  Immediately upon grant

(2) Each of the grants of 5,422 options identified herein was granted to Dr. Schlesinger in lieu of $10,625 cash compensation.

(3) The 20,000 shares were granted to Dr. Schlesinger for his services as director of the Issuer in 2001, 2002 and 2003.

(4)  Exercisable on 02/01/02 upon registration with SEC of underlying shares.

(5) The Series A Warrants were purchased as part of a unit that also included a $100 Series A Senior Secured Note. The unit was purchased for $100 plus accrued interest. The allocated fair market value of the Series A Warrant has been estimated at $5.10.


                                /s/ James R. Schlesinger            02/13/02
                                __________________________________  ____________
                                **Signature of Reporting Person     Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.